Espanita Tequila Company, LLC

LETTER   **REPORT CARD**   FINANCIALS   THANKS   DETAILS   SAY HELLO

Dear investors,

We believe that 2023 was an exceptional year for Espanita Tequila and the Company was able to achieve a lot of progress, supporting the brand with marketing and advertising and providing sales support to our licensed importer and distributors. As a result of our efforts, Espanita Tequila was featured in leading trade and consumer publications such as Esquire, Inside Hook, Food and Wine, Chilled Magazine, Tequila & Mezcal Magazine, DrinkHacker, The Spirits Business magazine, Beverage Journal, Global Drinks Intel, Beverage Industry News (BIN) magazine as well as in several TV programs in key distribution markets.

We believe that as a result of this ongoing marketing support, the sales of Espanita Tequila increased dramatically and the brand gained several hundreds of new account placements, both with independent retailers and regional liquor chains such as Crown and Mega Liquors. In 2023, the Company completed a first round of our Crowdfunder fundraise on Wefunder portal and successfully converted all outstanding convertible debt ($410,000 in convertible notes plus accumulated interest) into preferred equity. Now the Company is completely debt free. In addition to promoting sales and brand awareness, the Company also successfully launched two new collections of 100% Blue Agave tequila - "Barrel Reserve" and "Signature Infusions", elevating our brand's reputation for craftsmanship and innovation.

We believe that this is a very big achievement for a small business and most of the competing tequila brands on the market do not have an ability to offer such products. Now Espanita has 8 products in commerce, which helps to build overall sales and reach different consumer segments - from casual tequila drinkers to seasoned tequila aficionados. New collections represent very fast growing tequila segments and were well received not only by consumers but also by industry experts: in 2023, Espanita Tequila won 9 extra Gold and Platinum Medals and received Innovation Award of 2023 from SIP

Awards for a total of 23 Gold, Double Gold, Triple Gold and Platinum medals. We believe that having innovative products in the brand's family is also a big advantage in our efforts to position Espanita Tequila as an attractive target for a potential future merger or an acquisition. Another big milestone of the last year was that in 2023 the Company launched new e-commerce platform on the brand's website.

This e-commerce solution allows for online orders and convenient home delivery of Espanita Tequila across the country where such shipments are allowed by law. We are working on developing email marketing and advertising campaigns with a goal to drive robust sales online. The management has also been continuously working on improving the brand's distribution channels and evaluates a possibility of exporting Espanita Tequila into high-growth international markets. In particular, we have recently added the states of Pennsylvania and Delaware to our distribution footprint and are working towards expansion into several other states in the near future.

Overall, the management believes that the last year was a very productive year for Espanita Tequila and our small team achieved a lot of success and important milestones. In 2024, we hope to build on this success. The Company also will be fundraising and, if successful, will be expanding our team and establishing more comprehensive sales support for Espanita Tequila in key markets. We thank all our investors for their trust in the Company and will continue to work hard towards achieving our business goals.

We need your help!

If you love Espanita Tequila, there are simple ways to help the brand to grow. Please follow the brand's social media channels (all links are on our website) and leave "likes" and positive comments on our posts. This will cause Facebook and Instagram to show our posts to more users through their algorithms that track engagements. The more people see and engage with our posts, the better our sales will be.

Also, please, share our posts on your own social media using #espanitatequila hashtag. "Word of the mouth" is a very powerful way to build brand's sales and brand awareness and the most authentic one that other people trust more than corporate advertisement.

With almost 800 investors, sharing our posts would be a simple but incredibly effective way to amplify our marketing message and to help Espanita Tequila to grow and gain market share. If you purchased Espanita online or in a store, please, take a picture showing a bottle and a drink and post it on your social media with some kind words of appreciation, using our hashtag to make it searchable. The more people see a genuine support for the brand, the better growth we shall achieve.

These are very simple but powerful ways to support the brand. We have a great group of investors around the US, and some have already got involved. In particular, we have investors in Texas and Nebraska who help our distributors with new account activations by recommending Espanita Tequila to local liquor stores and bars. In Florida, we have a very involved group of investors who are constantly promoting Espanita products and include us, where possible, in local events where we can advertise the brand. It would be great if we had more investors joining to help and encourage their local liquor stores to carry Espanita line of products.

We are always open to receiving information from our investors, so please reach out by email if you can help.

Sincerely,

Marina Wilson

Founder and President

Patrick Wilson

COO

How did we do this year?

REPORT CARD

A-

☺ The Good

- Achieved positive growth in sales and new accounts, and launched e-commerce platform.
- Successfully converted all convertible debt and accumulated interest into equity, and now completely debt free.
- Launched two tequila collections (Barrel Reserve and Signature Infusions) and now have 8 products in commerce.

☹ The Bad

- The Company did not raise a full amount needed to establish a sales support team and will have to continue fundraising in 2024.
- Consolidation among distributors created challenges in finding good distributors in several states where we plan to expand.
- Small management team had to handle all aspects of sales support and marketing of the growing business.

2023 At a Glance

January 1 to December 31


$$$$

$336,952 +103%
Revenue



-$187,385
Net Loss


IOU!

$0 [100%]
Short Term Debt



$1,456,983
Raised in 2023



$382,701
Cash on Hand
As of 03/24/24



Revenues ● **Profit** ●

US$336,952

US$165,611

-US$177,676

-US$187,385

2022

2023

Net Margin: -56%   Gross Margin: 0%   Return on Assets: -15%   Earnings per Share: -$0.01   Revenue per Employee: $168,476

Cash to Assets: 39%   Revenue to Receivables: 104   Debt Ratio: 0%

Espanita_Tequila_-_2022_Financial_Statements_-_Final.pdf   ETC_Balance_Sheet_2023.pdf

ETC_Income_Statement_2023.pdf   ETC_Statement_of_Cash_Flows_2023.pdf

We ❤ Our 765 Investors

Thank You For Believing In Us

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Thank You!

From the Espanita Tequila Company, LLC Team



Marina Wilson

Founder and President

Responsible for day-to-day operations of the Company, Marina worked in distilled spirits industry since 2006. She is also President of Double Eagle Imports, a company...



Patrick Wilson

Chief Operations Officer

Patrick manages sales support for Espanita Tequila. Leveraging his leadership skills and tenured industry experience, Patrick's...



Juan del Busto

Head of Advisory Board

Juan is heading a non-fiduciary Advisory Board providing the Company with recommendations based on his...

Details

The Board of Directors

Director	Occupation	Joined
Patrick Wilson	COO @ Espanita Tequila Company	2020
Marina Wilson	CEO @ Espanita Tequila Company	2020

Officers

Officer	Title	Joined
Patrick Wilson	COO	2020
Marina Wilson	President CEO	2020

Voting Power @

Holder	Securities Held	Voting Power
SPIRITED VENTURES I, LLC	14,000,000 Common Units	93.3%

Past Equity Fundraises

Date	Amount	Security	Exemption
10/2021	$250,000	Preferred Stock	Section 4(a)(2)
09/2023	$469,503	Preferred Stock	Section 4(a)(2)
12/2023	$812,480		4(a)(6)
12/2023	$175,000	Preferred Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Double Eagle Imports Ltd
Amount Invested	$0
Transaction type	Other
Issued	01/15/2020
Relationship	Federally licensed importer of Espanita Tequila in the USA

All of the Company's marketing income and interest revenue is generated through its contract with the federally licensed importer of Espanita Tequila, Double Eagle Imports Ltd. The importer also receives a fee for providing the Company with services regarding importation, warehousing, logistics, sales to licensed wholesalers of alcoholic beverages and other supply chain management functions. The Importer is controlled by the Company's President. There can be no assurance that the transactions between the Importer and the Company were conducted on an arm's length basis.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Membership Units	15,000,000	15,000,000	Yes
Preferred Membership Units	12,000,000	1,170,559	No

Warrants: 0
Options: 0

Form C Risks:

Tax increases and changes in tax rules could adversely affect our financial results.
Our business is sensitive to changes in both direct and indirect taxes. The U.S. federal budget and individual state, provincial, local municipal budget deficits, or deficits in other governmental entities, could result in increased taxes on our products, business, customers or consumers. Various proposals to increase taxes on beverage alcohol products have been made at the federal and state levels or at other governmental bodies in recent years. Federal, state, provincial, local or foreign governmental entities may consider increasing taxes upon beverage alcohol products as they explore available alternatives for raising funds. New tax rules, accounting standards, or pronouncements, and changes in interpretation of existing rules, standards, or pronouncements could also have a significant adverse effect on our business and financial results. Importation and distribution of distilled spirits are also subject to numerous duties or taxes that are not based on income, sometimes referred to as "indirect taxes." These indirect taxes include excise taxes, sales or value-added taxes, property taxes, payroll taxes, import and export duties, and tariffs. Increases in or the imposition of new indirect taxes on importation and distribution of Espanita Tequila would increase the cost of Espanita Tequila or, to the extent levied directly on consumers, make Espanita Tequila less affordable, which could negatively affect financial results by reducing purchases of our products and

encouraging consumers to switch to lower priced or lower-taxed product categories.

Our business performance is solely dependent upon performance of Espanita product line and maintaining the reputation of Espanita Tequila among consumers and trade buyers.

Espanita tequila is our primary driver of revenue and growth. A brand's reputational value is based in large part on consumer perceptions, and even an isolated incident that causes harm – particularly one resulting in widespread negative publicity – could adversely influence these perceptions and erode consumer trust and confidence in the brand. Significant damage to the brand equity of Espanita tequila would adversely affect our business. Our reputation could also be impacted negatively by public perception, adverse publicity (whether or not valid), negative comments in social media, or our responses relating to:

· a perceived failure to maintain high ethical, social and environmental standards for all our operations and activities;
· a perceived failure to address concerns relating to the quality, safety or integrity of our products;
· allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or regulations, including but not limited to those related to safety, employment, discrimination, harassment, whistleblowing, privacy, or cyber-security;
· our environmental impact, including use of agricultural materials, packaging, water and energy use, and waste management; or,
· efforts that are perceived as insufficient to promote the responsible use of alcohol.

Additionally, should we not be successful in our efforts to maintain or increase the relevance of the Espanita brand to current and future consumers, our business and operating results could suffer.

We have limited management resources and are dependent on key executives .

We are currently relying on key individuals to continue our business and operations and, in particular, the professional expertise and services of our President and of our Chief Operation Officer. Our officers currently do not receive salaries and it is not guaranteed that they will be able to devote 100% of their time to Espanita Tequila Company since they must pursue other sources of income. If our officers choose not to serve or if they are unable to perform their duties and if we are unable to replace the current officers and managers with other qualified individuals, this could have an adverse effect on our business operations, financial condition and operating results.

Our failure to attract or retain key executive officers and to create and develop a direct sales force could adversely affect our business.

Our success depends upon the efforts and abilities of our small senior management team, as well as our ability to attract, motivate, reward, and retain professional sales personnel. You should be aware that a portion of your investment will fund the compensation of the Company's employees, including its management. The loss of services of the members of the management team as well as difficulties in hiring or retaining key employee talent, or the unexpected loss of experienced employees could have an adverse impact on our business performance, reputation, financial condition, or results of operations. Given the changing demographics, changes in immigration laws and policies, and increased demand for talent globally, we may not be able to find the right people with the right skills, at the right time, and in the right location, to achieve our business objectives. Additionally, companies like ours may face increased labor costs as a result of aggressive hiring and/or inflated levels of compensation offered by other employers.

Our Managing Member has the ability to control the outcomes of matters submitted for members approval.

Espanita Tequila Company is a manager-managed limited liability company. We have two classes of membership interest units. Our Common Membership Units (the "Common Units") are entitled to full voting powers, including in the elections of managers, officers and management board, while our Preferred Membership Units (the "Preferred Units") may not vote except as provided by the laws of the State of Wyoming. Because investors in our Preferred Units hold no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. A majority of our Common Units is controlled by our Managing member, Spirited Ventures I, LLC, and Company's senior management and, collectively, they have the ability to control the outcome of members votes, including the election of all of our managers and officers, and the approval or rejection of any merger, change of control, or other significant corporate transactions. We believe that having a long-term-focused, committed, and engaged management provides us with an important strategic advantage. However, the interests of the Managing Member may not always be aligned with holders of other membership interests. By exercising its control, the Managing Member could cause the Company to take actions that are at odds with the investment goals of institutional investors, holders of our Convertible Notes, Preferred Unit holders or other non-controlling Investors. The day-to-day management of the Company, as well as major operational decisions, will be made exclusively by the officers and managers appointed by the Managing Member, and investors in this Offering will not have the right or power to take part in the management of the Company and will not be represented on the board of managers of the Company. Accordingly, no person should invest in our Units unless he or she is willing to entrust all aspects of management to our executive officers.

Our business can be negatively impacted by health pandemics, such as COVID-19 (coronavirus), which affect consumers discretionary spending and disrupt distribution channels.

The COVID-19 pandemic has created unfavorable economic conditions across the globe and negatively affected all three tiers of distribution system that serves distilled spirits industry. There can be no certainty about the length of the COVID-19 pandemic and its short-term and long-term impacts upon the distribution of distilled spirits and upon our trade buyers, in particular, on the vulnerable hospitality industry. As a part of COVID-19 containing measures, many on-premise accounts are closed or have to operate at reduced capacity. While the Company works on developing alternative distribution routes that predominantly rely on digital sale channels and e-commerce, there is no guarantee that we can successfully leverage these sales without our revenue streams being impacted.

Unfavorable economic conditions could negatively affect our operations and results.

Unfavorable global or regional economic conditions could adversely affect our business and financial results. Unfavorable economic conditions could cause governments to increase taxes on beverage alcohol to attempt to raise revenue, reducing consumers' willingness to make discretionary purchases of beverage alcohol products or pay for premium brands such as Espanita Tequila. In unfavorable economic conditions, consumers may make more value-driven and price-sensitive purchasing choices. Unfavorable economic conditions could also adversely affect Espanita Tequila's trade partners, suppliers of packaging components and ingredients, distributors, and retailers, who in turn could experience cash flow problems, more costly or unavailable financing, credit defaults, and other financial hardships. This could lead to distributor or retailer destocking, disruption in raw material supply, increase our bad debt expense. Other potential negative consequences to our business from unfavorable economic conditions include higher interest rates, an increase in the rate of inflation, deflation, exchange rate fluctuations or credit or capital market instability.

Our business is subject to commercial, political, and financial risks, including foreign currency exchange rate fluctuations, geopolitical uncertainty, changes to international trade agreements and tariffs, import and excise duties, other taxes and corruption risk.

Espanita Tequila is produced in Mexico; accordingly, we are subject to risks associated with doing business internationally, including commercial, political, and financial risks as well as potentially imposed tariffs on tequila imports into the United States. The U.S. and other countries, in which we may operate in the future, impose import and excise duties, tariffs, and other taxes on beverage alcohol products in varying amounts. The U.S. federal government or other governmental bodies may propose changes to international trade agreements, tariffs, taxes and other government rules and regulations. Significant increases in import and excise duties or other taxes on beverage alcohol products could have a material adverse effect on the retail pricing and sales of Espanita Tequila and, consequently, on our business, liquidity, financial condition and/or results of operations. In addition, we are subject to potential business disruption caused by military conflicts; potentially unstable governments or legal systems; civil or political upheaval or unrest; local labor policies and conditions; possible expropriation, nationalization, or confiscation of assets; problems with repatriation of foreign earnings; economic or trade sanctions; closure of markets to imports; anti-American sentiment; terrorism or other types of violence in or outside the United States.

National and local governments in the USA may adopt regulations that could limit our business activities or increase our costs.

The U.S. federal, state and local governmental agencies extensively regulate the beverage alcohol products industry concerning such matters as licensing, warehousing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. Certain federal, state or local regulations also require warning labels and signage. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on our business, liquidity, financial condition or results of operations. Additionally, various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products because of what our products contain or allegations that our products cause adverse health effects. If these types of requirements become applicable to Espanita Tequila under current or future environmental or health laws or regulations, they may inhibit the sales. In addition, changes in laws, regulatory measures, or governmental policies, or the manner in which current ones are interpreted, could cause us to incur material additional costs or liabilities, and jeopardize the growth of our business. Specifically, governments may prohibit, impose, or increase limitations on advertising and promotional activities, or times or locations where beverage alcohol may be sold or consumed, or adopt other measures that could limit our opportunities to reach consumers and market the brand.

Potential disruption at our production facility could adversely affect our business.

Espanita tequila is distilled in the single location. A catastrophic event causing physical damage, disruption, or failure at our distillation facility could adversely affect our business while we are relocating the production to another facility. Alternative facilities with sufficient capacity or capabilities may not readily be available, may cost substantially more or may take a significant time to start production, any of which could have a material adverse effect on our business, liquidity, financial condition and/or results of operations. Further, because Espanita Reposado and Espanita Añejo tequilas are aged for various periods, we maintain a substantial inventory of aged and maturing products in aging cellars. The loss of a substantial amount of aged inventory – through fire, other natural or man-made disaster, contamination, or otherwise – could significantly reduce the supply of the affected product or products. A consequence of any of these or other supply chain disruptions could prevent us from meeting consumer demand for the affected products for a period of time and affect our financial results.

Changes in consumer preferences and purchases, any decline in the social acceptability of our products, or governmental adoption of policies disadvantageous to beverage alcohol could negatively affect our business results.

We are a branded consumer products company in a highly competitive market, and our success depends substantially on our continued ability to offer consumers appealing, high-quality tequila products. Consumer preferences and purchases may shift, often in unpredictable ways, due to several factors, including health and wellness trends; changes in economic conditions, demographic, and social trends; public health policies and initiatives; changes in government regulation of beverage alcohol products; concerns or regulations related to product safety; legalization of marijuana use on a more widespread basis within the United States, or elsewhere; and changes in trends related to travel, leisure, dining, gifting, entertaining, and beverage consumption trends. Shifts in consumption and purchasing channels could also adversely impact our profitability. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for craft tequila in favor of other products. In addition, we could experience unfavorable business results if we fail to attract consumers from diverse backgrounds and ethnicities in all markets where we sell our products. To continue to succeed, we must anticipate or react effectively to shifts in demographics, consumer behavior, consumer preferences, drinking tastes, and drinking occasions.

Our business performance is substantially dependent upon the continued growth of craft spirits and tequila industry segments.

Our business is based on sales of craft tequila, which is currently represent one of the most quickly growing segments of distilled spirits industry. However, changes in consumer preferences regarding these categories of products may have an adverse effect on our sales and financial condition. Given the importance of the popularity of craft spirits and tequila to our overall success, a significant or sustained decline in volume or selling price of these products would likely have a negative effect on our growth and financial performance. Further, consumer preferences and tastes may shift due to, among other reasons, changing taste preferences, demographics or perceived value. Consequently, any material shift in consumer preferences and taste in our major markets away from tequila and craft spirits brands, and our Espanita tequila in particular, could have a negative impact on our business, liquidity, financial condition and/or results of operations. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies, and changes in leisure, dining and beverage consumption patterns.

We are dependent on a contract manufacturer to produce Espanita Tequila. Failure to obtain satisfactory performance from our supplier or loss of our current supplier could cause us to lose sales, incur additional costs and lose credibility in the marketplace.

Espanita Tequila is produced by the contract manufacturer in Mexico, Impulsora Rombo S.A. de C.V. The failure of our supplier to timely perform as contracted, the termination of our written or oral agreements or an adverse change in the terms of these agreements could have a negative material impact on our business and our ability to continue as ongoing concern due to the possible interruption of the sales caused by the need to contract with another supplier for importation of Espanita Tequila and the time required for certification and approval of such transactions by the federal government and the regulatory authority in Mexico, the Consejo Regulador del Tequila (the "CRT"). If our current or future suppliers will increase their prices due to, among other reasons, the shortage in Blue Agave supply, we may not have alternative sources of supply and many not be able to raise the prices of Espanita Tequila to cover all or even a portion of the increased costs, which would negatively affect profit margins and results of operations. The failure of the contract supplier to manufacture the products according to the Company's established standards of quality can also harm our business and negatively affect Espanita's brand value.

Dependence on a federally licensed importer of distilled spirits.

As the Company is not a licensed importer of distilled spirits, the importation and sales of Espanita Tequila must be handled by the licensed importation company. Currently, the Company's appointed licensed importer is Double Eagle Imports Ltd, a Georgia corporation, which handles all aspects of product sourcing, importation, U.S. Customs clearance, warehousing and sales of Espanita Tequila to licensed wholesalers. If, through any reason, our importer's clearance, warehousing and sales of Espanita Tequila to licensed wholesalers. If, through any reason, our importer's licenses and permits are suspended or revoked, or the company terminates its operations or is unable to timely perform as contracted, we would need to select and appoint another licensed importer and we could suffer business interruptions and delays.

Higher costs or unavailability of materials could adversely affect our financial results, as could our inability to obtain certain finished goods or to sell used materials.

In production of Espanita Tequila, we use materials and ingredients that we purchase from suppliers. Availability of the raw materials such as Blue Agave and other product ingredients, glass bottles, bottle closures, packaging, cardboard and other materials used to produce and package Espanita Tequila is crucial for Espanita Tequila's production cycle. The supply and price of raw materials, packaging materials and energy can be affected by many factors beyond our control, including market demand, global geopolitical events (especially as to their impact on crude oil prices), droughts and other weather conditions or natural or man-made events, economic factors affecting growth decisions, inflation, plant diseases and theft. If any of our key suppliers were no longer able to meet our timing, quality, or capacity requirements, ceased doing business with us, or significantly raised prices, and we could not promptly develop alternative cost-effective sources of supply or production, our operations and financial results could suffer. Higher costs or insufficient availability of suitable Blue Agave, water, wood barrels, glass bottles, closures, and other input materials, or higher associated labor costs or insufficient availability of labor, may adversely affect our financial results. Similarly, when energy costs rise, transportation, freight, and other operating costs, such as distilling and bottling expenses, also may increase. Our freight cost and the timely delivery of our products could be adversely affected by a number of factors that could reduce the profitability of our operations, including driver shortages, higher fuel costs, weather conditions, traffic congestion, increased government regulation, and other matters. Our financial results may be adversely affected if we are not able to pass along energy and freight cost increases through higher prices to our customers without reducing demand or sales. International or domestic geopolitical or other events, including the imposition of any tariffs or quotas by governmental authorities on any raw materials that we use in the production of our products, could adversely affect the supply and cost of these raw materials to us. If we cannot offset higher raw material costs with higher selling prices, increased sales volume, or reductions in other costs, our profitability could be adversely affected. Weather, the effects of climate change, fires, diseases, and other agricultural uncertainties that affect the mortality, health, yield, quality, or price of Blue Agave used in our products also present risks for our business. Changes in weather patterns or intensity can disrupt our supply chain as well, which may affect production operations, insurance costs and coverage, and the timely delivery of our products. To the extent any of the foregoing factors increases the costs of our finished products or lead to a shortage of our product supply, we could experience a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Significant additional labeling or warning requirements or limitations on the availability of our products could inhibit sales of affected products.

Various domestic or international jurisdictions have adopted or may seek to adopt significant additional product labeling or warning requirements or limitations on the availability of our products relating to the content or perceived adverse health consequences of some of our products. Several such labeling regulations or laws require warnings on any product with substances that the state lists as potentially associated with cancer or birth defects. Alcohol beverage products already raise health and safety concerns for some regulators, and heightened requirements could be imposed. If additional or more severe requirements of this type are imposed on our products under current or future health, environmental, or other laws or regulations, they could inhibit sales of such products. Further, we cannot predict whether Espanita Tequila will become subject to increased rules and regulations which, if enacted, could increase our costs or adversely impact sales.

Consolidation among beverage alcohol producers, wholesalers, and retailers, or changes to Espanita Tequila's route-to-consumer model, could hinder the marketing, sale, or distribution of our products.

In the United States, beverage alcohol must be sold by licensed manufacturer or importer either to distributors for resale to retail outlets or in the states that control alcohol sales (or "control" states), to state governments who then sell them to retail customers and consumers. We are in a highly competitive industry and our sales could be negatively affected by numerous factors including:

· our inability to maintain or increase prices;

· new entrants in our market or categories;

· the decision of wholesalers, retailers or consumers to purchase competitors' products instead of ours; or

· a general decline in beverage alcohol consumption due to consumer dietary preference changes or consumers substituting legalized marijuana or other similar products in lieu of beverage alcohol.

Our sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and other local agencies, and retailers. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons. We cannot guarantee that we will be able to increase our prices to pass along to our customers any increased costs we incur. Consolidation among spirits producers, distributors, wholesalers, suppliers, or retailers and the increased growth and popularity of the e-commerce retail environment across the consumer product goods market could create a more challenging competitive landscape for our products. Consolidation at any level could hinder the distribution and sale of our products as a result of reduced attention and resources allocated to Espanita Tequila both during and after transition periods, because our brand might represent a smaller portion of the new business portfolio. Furthermore, consolidation of distributors may lead to the erosion of margins. Changes in distributors' strategies, including a reduction in the number of brands they carry, the allocation of shelf space for our competitors' brands, or private label products, may adversely affect our sales, margin, outlook, and market share. Expansion into new product categories by other suppliers, or innovation by new entrants into the market, could increase competition in our product category. Our competitors may respond to industry and economic conditions more rapidly or effectively than we do. For example, we are facing an increasingly competitive pricing environment, and our competitors may have more flexibility to adjust to such challenges. Other suppliers, as well as wholesalers and retailers of our brands, offer products that compete directly with ours for shelf space, promotional displays, and consumer purchases. Pricing (including price promotions, discounting, couponing, and free goods), marketing, new product introductions, entry into our distribution networks, and other competitive behavior by other suppliers, and by wholesalers and traditional and e-commerce retailers, could adversely affect our sales, margins, and business and financial results. While we seek to take advantage of the efficiencies and opportunities that large retail customers can offer, they often seek lower pricing and purchase volume flexibility, offer competing private label products, and represent a large number of other competing products. If the buying power of these large retail customers continues to increase, it could negatively affect our financial results. In addition, the replacement or poor performance of our major wholesalers, retailers or government agencies could result in temporary or longer-term sales disruptions or could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

We must maintain a relatively large inventory of our products to support customer delivery requirements, and if this inventory is lost due to theft, fire or other damage or becomes obsolete, our results of operations would be negatively impacted.

Our appointed importer must maintain relatively large inventories of Espanita Tequila at the licensed warehouse

Our appointed importer must maintain relatively large inventories of Espanita Tequila at the licensed warehouse facilities to meet customer delivery requirements for our products. We are always at risk of loss of that inventory due to theft, fire or other damage, and any such loss, whether insured against or not, could cause us to fail to meet our orders and harm our sales and operating results.

Product recalls or other product liability claims could materially and adversely affect Espanita Tequila's brand reputation and its sales.
The success of Espanita Tequila depends upon the positive image that consumers have of it. We could decide to or be required to recall products due to suspected or confirmed product contamination, product tampering, spoilage, or other quality issues. Any of these events could adversely affect our financial results. Actual contamination, whether deliberate or accidental, could lead to inferior product quality and damage to consumers, potential liability claims, and material loss. Should a product recall become necessary, or we voluntarily recall a product in the event of contamination, damage, or other quality issue, sales of the affected product could be adversely affected. A significant product liability judgment or widespread product recall may negatively impact sales and our business and financial results. Even if a product liability claim is unsuccessful or is not fully pursued, resulting negative publicity could adversely affect our reputation with existing and potential customers and our corporate and brand image.

Potential litigation and legal disputes could expose our business to financial and reputational risk.
Major private or governmental litigation challenging the production, marketing, promotion, distribution, or sale of beverage alcohol or specific brands could affect our ability to sell our products. Because litigation and other legal proceedings can be costly to defend, even actions that are ultimately decided in our favor could have a negative impact on our business reputation or financial results. Lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices, and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future. We could also experience employment-related class actions, environmental claims, commercial disputes, product liability actions stemming from a beverage or container production defect, a whistleblower suit, or other major litigation that could adversely affect our business results, particularly if there is negative publicity or to the extent the losses or expenses were not covered by insurance.

Dependence upon trademarks and proprietary rights, failure to protect our intellectual property rights.
Our future success depends significantly on our Managing Member's ability to protect Espanita Tequila's intellectual property from negative publicity and to defend its intellectual property rights from possible dilution or infringement. Espanita Tequila has been granted trademark registrations covering the brand and its products in the United Stated. We cannot be sure that trademark registrations will be issued with respect to any of trademark applications in other countries. We could also, by omission, fail to timely renew or protect a trademark and our competitors could challenge, invalidate or circumvent any existing or future trademarks issued to us. In addition, we may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of treble damages. From time to time, we may face intellectual property infringement, misappropriation, or invalidity/non-infringement claims from third parties. Some of these claims may lead to litigation. The outcome of any such litigation can never be guaranteed, and an adverse outcome could affect us negatively. Finally, we may initiate claims to assert or defend our own intellectual property against third parties. Any intellectual property litigation, irrespective of whether we are the plaintiff or the defendant, and regardless of the outcome, is expensive and time consuming, and could divert our management's attention from our business and negatively affect our operating results or financial condition.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Marina Wilson and Patrick Wilson are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We face risks associated with our need to continuously improve organizational productivity and global supply chain efficiency and flexibility.
We need to continuously evaluate productivity and efficiency of our global supply chains, of our contract suppliers and importer's operations as well as to assess opportunities to reduce costs and increase our asset base. We must continuously work towards enhancing quality, speed and flexibility to meet changing market conditions and economic uncertainty. Our success also depends on refining our cost structure and supply chains to promote a consistently flexible and low-cost supply chain that can respond to market changes and pressures to protect profitability and cash flow or ramp up quickly and efficiently to meet increased demand and avoid supply interruptions. Failure to achieve the desired level of quality, efficiency, capacity or cost reductions in all areas of business operations, including advertising and promotions, could impair our financial results. Despite proactive efforts to manage contract suppliers, the importer and other service providers, impose cost controls and increase efficiencies in our facilities, our competitors may be more successful in these efforts. There can be no assurances that even if we are successful in our efforts, we will experience increased operating margins and improved profitability.

The Company has made assumptions in its projections and in forward looking statements that may not be accurate.
The discussions and information in this Offering may contain both historical and pro forma or "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. The assumptions and facts upon which such pro forma financials and projections are based are subject to variations that may arise as future events actually occur and to a complex series of events, many of which are outside the Company's control. Any projections included herein are based on assumptions made by management of the Company about future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate projections and may differ significantly. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Offering, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that this Offering contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products

failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Offering.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE UNITS AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE.

The Company may not be able to manage its potential growth.
For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. In addition, this expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement new operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

The Operating Agreement of the Company and the other Investor agreements have forum selection provisions that require disputes be resolved in state or federal courts in the State of Wyoming, regardless of convenience or cost to the investors.
In order to invest in this Offering, investors must agree to resolve all disputes arising under the Subscription Agreement, Operating Agreement and other investor Agreements in state or federal courts located in the State of Wyoming, for the purpose of any suit, action or other proceeding arising out of or based upon any of the Agreements. These forum selection provisions may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering will not be entitled to a jury trial with respect to claims arising under our Subscription Agreement, the Company's Operating Agreement and other Investor agreements, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.
Investors in this offering will be bound by the Subscription Agreement, Operating Agreement and other Investor agreements (collectively, the "Agreements"), each of which includes a provision under which Investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the Agreements, including any claims made under the federal securities laws. If a lawsuit is brought against the Company under any of the Agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. By signing these Agreements, the Investor warrants that the Investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the Investor's jury trial rights following consultation with the Investor's legal counsel.

Investors in this Offering face dissolution risks if Espanita® Tequila brand is sold in a merger or acquisition.
According to our Operating Agreement, the Company may be dissolved by its Managing Member if the Managing Member receives and accepts an offer for sale of Espanita Tequila's registered trademarks and other intellectual property rights and assets (the "Brand Sale"). The offer for the Brand Sale will be evaluated and accepted by the Managing Member in its sole discretion and Investors in this Offering will have no control of the Brand Sale, and its terms and conditions.

An investment in our Units is highly speculative and there can be no assurance of any return on your investment.
Investors in this Offering will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment. An investment in our Preferred Units is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely. Investment in the Company is speculative and involves a high degree of risk. There can be no guarantee that an Investor will realize a substantial return on the investment, or any return at all, or that the Investor will not lose the entire investment. For this reason, each prospective Investor should read this whole Offering Materials and all documents in the applicable Subscription Documents carefully and should consult with his, her, or its own legal counsel, accountant(s), or business advisor(s) prior to making any investment decision. Neither the Company nor its agents or any other person or entity makes any representation or warranty as to the future profitability of the Company or of an investment in the Units.

There is no public market for the Preferred Units of the Company and there is no guarantee that such market will develop in the foreseeable future .
At present, there is no public or other trading market for our Preferred Units, and we cannot assure that a trading market will ever develop. An investment in the Company is an illiquid investment and to invest in the Company's Units, you must represent that you are acquiring the Units for investment and not with a view to distribution or resale, that you understand the Units are not readily transferable and that you must be ready bear the economic risk of an investment for an indefinite period of time. The Company has no current plans to be acquired or to sell its securities in a public offering. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such liquidity event does not happen, the Investors in the Units could be left holding the securities in perpetuity. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investments in the Company's Units should therefore be considered only by Investors financially able to maintain their investment for an extended period of time and who can afford a loss of all or a substantial part of their investment.

The pricing, terms and conditions of this Offering were arbitrarily determined by the Company.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The price of Preferred Units offered herein bears no relationship to any established criteria of value such as book value or earnings per units, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared or anticipated to be prepared.

Management has full discretion to use the proceeds from the Offering.
Our management is entrusted to make decisions in the best interest of the Company. That includes using their discretion when applying the proceeds of this Offering to our operations. While we state what our intended uses might be, changed circumstances in the Company's operations or in overall distilled spirits industry environment or

in national and global economy as well as an emergence of new opportunities or challenges may result in our uses of proceeds that differ materially from what is currently planned.

We are a newly formed company, which has a limited operating history and no cash flows from operations. As a result, the Company's future revenue and operating results are unpredictable and may fluctuate significantly. Espanita Tequila Company was formed as a limited liability company on 15th of January 2020. Our business prospects are difficult to evaluate because we are a development stage company and dependent upon profitable future operations. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Because of our short operating history, it is more difficult to accurately assess our growth rate and earnings potential. It is possible that the Company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; problems in developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies and new entrants in the industry; and difficultly recruiting and retaining qualified employees for management and other positions as well as adverse changes in general economic, industry and regulatory conditions and requirements. The Company may face these and other difficulties in the future, some of which may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot assure potential Investors that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

We do not anticipate that we will pay any cash distributions to holders of our Units in the foreseeable future. The Company is taxed as a C-corporation and has never declared or paid any cash distributions on its common or preferred membership units. For the foreseeable future, the Company intends to direct any earnings from its operations to finance the development and expansion of its business and does not anticipate paying any cash distributions to Unit holders. No individuals expecting or needing income from cash distributions or dividends should invest in the Company.

There is no guarantee that Espanita® brand and its intellectual property assets will be acquired in the merger or acquisition.
While the management believes that a successful execution of the management's plans regarding growth of Espanita Tequila should develop the brand in an attractive target for a potential merger and/or acquisition in the future, there cannot be any assurance that this will happen and there is no guarantee that the brand will be acquired at the desired price, or at all. The distilled spirits business is highly competitive, and it is possible that the brand will not be selected for a merger or acquisition. In this case, the holders of our Units will have very limited opportunities for exist and may have to hold their Units indefinitely.

There is no assurance that our future operations will result in profitable revenues.
We expect to make continued significant investments in Espanita Tequila's marketing and sale operations, innovation and product extensions and may incur significant administrative expenses as we seek to grow the brand. We also anticipate that our cash needs will exceed our income from marketing and financing fees for the near future. Also, we may find that our expansion plans are more costly than we anticipate and that they do not ultimately result in commensurate increases in revenues. We expect we can experience losses and negative cash flow from operations in the future, some of which could be significant. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee this result and we do not have the operational history to support any assumption about future profitability. Results of operations will depend upon numerous factors, some of which are beyond our control, including market acceptance of Espanita Tequila, new product introductions and brand extensions, and competition.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. You may only receive limited disclosures.
The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. This Offering is made under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder, with limited disclosures comparatively to those of publicly traded companies. In addition, since the Company is at an early stage it may only be able to provide limited information about its business plans and operations because it does not have fully developed operations or a long history.

The Investors will suffer dilution from issuances of additional Units.
To carry out its business plan, the Company will likely need to raise capital in the future in addition to the current Offering. Such additional capital may be raised through the sale of securities with a price less than, and rights superior to those offered to the Investors in this Offering. Holders of our Preferred Units will not be entitled to any preference to purchase additional Preferred Units or any other securities or membership units in the Company in the event of additional securities offerings. Potential further equity or debt financing may be dilutive to existing holders of membership interests, and Investors in this Offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of other holders of membership interests. Such future equity offerings would also result in a dilution of your interest in the Company; and there can be no assurance that the effects of such dilution will not be substantial. Additionally, any new class units that might hereafter be issued by the Company may negatively impact the Company's then-existing holders of membership units.

We may require additional capital, which we may not be able to obtain on acceptable terms, or at all. Our inability to raise such capital, as needed, on beneficial terms or at all could restrict our future growth and severely limit our operations.
We have very limited capital compared to other companies in our industry. This may limit our operations and growth, including our ability to continue developing extensions of Espanita product line, service our debt obligations, maintain adequate inventory levels, penetrate new markets, attract new customers and enter into new distribution relationships. If we have not generated sufficient cash from operations to finance additional capital needs, we will need to raise additional funds through private or public equity and/or debt financing. We cannot assure you that, if and when needed, additional financing will be available to us on acceptable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital our existing unit holders may experience dilution and the new securities may have rights, preferences and privileges senior to those of our Common and preferred Units.

We compete in the distilled spirits industry, which is brand-conscious, so establishing a widespread brand name

We compete in the distilled spirits industry, which is brand-conscious, so establishing a widespread brand name recognition and acceptance of Espanita Tequila is crucial to our success. The failure to execute successful branding and marketing campaigns could negatively affect our business results.

The Company's growth is largely dependent on broad market acceptance of Espanita Tequila and the ability of the management to develop and execute effective advertisement, marketing and promotion programs for Espanita Tequila that would develop widespread brand recognition and awareness for Espanita Tequila among consumers of legal drinking age. If we fail to successfully promote Espanita brand awareness or if we incur significant expenses promoting and maintaining Espanita brand name, our financial results may be negatively impacted. While the Company believes that there will be significant customer demand for Espanita Tequila and is developing marketing plans to engage consumers and create robust target customer base for the brand, there is no assurance that we can achieve broad market acceptance for Espanita Tequila. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the common unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the common unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The common unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The common unitholders have the right to redeem their securities at any time. Common unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this

offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Espanita Tequila Company, LLC

Wyoming Limited Liability Company
Organized January 2020
2 employees
109 E 17th Street
Suite 450
Cheyenne WY 82001 http://www.espanita-tequila.com/

Business Description

Refer to the Espanita Tequila Company, LLC profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Espanita Tequila Company, LLC is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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